

September 6, 2013

Via E-mail
Harold Van Wart, Ph.D.
President and Chief Executive Officer
CymaBay Therapeutics, Inc.
3876 Bay Center Place
Hayward, CA 94545

> **Re: CymaBay Therapeutics, Inc.**
> **Form 10-12G**
> **Filed August 12, 2013**
> **File No. 000-55021**

Dear Mr. Van Wart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling a new registration statement when you have revised your document.

2. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements for the three and six months ended June 30, 2013.

 Business, page 3

3. Please disclose your net losses in recent periods, your monthly "burn rate," your current cash balance, the month you will run out of funds without the addition of capital, and an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds in this section. Also disclose here that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

4. Please disclose the full name of all studies, surveys and reports for all sources referenced in this section such as the survey in the first paragraph on page 3, the 2012 study on page 6 and the FACT trial on page 7.

5. Please identify the source of the statistics regarding gout, Uloric, Colcrys, allopurinal and Lesinurad included in this section.

6. Please define monotherapy, unmet/orphan diseases, comorbidities, mg/dL, rhabdomyolysis, myelosuppression, biologics, uricosuric, macrophages, cascade, anion, flare prophylaxis, pharmacokinetics, metabolite, thiazide, diuretic, dyslipidemia, agonist, atorvastatin, atherogenic, hepatic steatosis, homeostatic, ischemia, incretin, enteroendocrine, endogenous ligand, biomarker, postprandial, secretagogue, scaffolds, nanomolar and enantiomers the first time they are used.

7. Please substantiate the claim and revise to state as a belief that "Arhalofenate has a differentiated profile that is attractive for use in a large population, with significant advantages over marketed and emerging agents which have limitations in their efficacy, tolerability, and use in patients with common comorbidities."

8. Please explain what dexamethasone is and what the significance is of the comparison of the similarity of the effects of dexamethasone to the effects of arhalofenate discussed on page 10.

9. Please revise your disclosure on page 16 to explain what a p-value of less than 0.0001 means with the respect to the statistics from the diabetes studies.

10. We note your disclosure regarding an "End-of-Phase 2 Meeting with the FDA" concerning arhalofenate on page 17. Please disclose whether you or a third party has filed an investigational new drug application (IND) for arhalofenate. If an IND for this drug has been filed, please disclose the identity of the filer and the date the application was filed. Please also disclose in your discussions of MBX-8025 and MBX-2982 whether you have filed INDs for these product candidates.

Collaborations and Licensing Agreements, page 22

11. Please expand your disclosure concerning the license and development agreements with Ortho-McNeil-Janssen and DiaTex to discuss all material rights and obligations under the agreements. Describe the collaboration structures and clarify how, if applicable, you receive funding under these agreements. If you have other collaboration agreements with respect to your other products, please also disclose the material terms here. Additionally, please include a complete discussion of the provisions under which you may default and lose ownership of your intellectual property.

12. The collaboration and licensing agreements described under this section appear material to you. Please file the agreements as material contracts with your registration statement or explain to us why they are not material.

Manufacturing, page 23

13. Please clarify whether the manufacturing agreements also cover the supply of raw materials to manufacture your drug product. If these agreements do not cover supply, please disclose how you or your manufacturers are supplied with such raw materials. Also explain how you will manufacture the products related to MBX-8025 and MBX-2982 as we note that you have not executed related manufacturing agreements. Additionally, please expand this section to clarify whether the raw materials necessary for the manufacture of arhalofenate, MBX-8025 and MBX-2982 are available from more than one source.

14. Please disclose the material terms of the manufacturing agreements for your API and tablet supplies of arhalofenate and file the agreements as exhibits or explain to us why they are not material.

Risk Factors, page 35

If we fail to obtain additional financing, we could be forced to delay, page 35

15. We note that you believe your cash on hand will sustain you through September 2013. In your next amendment, please update this disclosure and describe any plans to raise additional capital. Also clarify the last sentence of the first paragraph to state that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

We have never obtained regulatory approval for a drug, page 39

16. Please revise to disclose the anticipated timing and costs associated with obtaining the necessary FDA approvals for your products. To the extent that you do not have the financial resources to pursue and obtain these approvals, please revise to disclose this risk.

We depend on the successful completion of clinical trials, page 39

17. We note your disclosure that clinical testing is expensive and that you have never conducted a Phase 3 clinical trial. Please disclose the estimated funding that you believe you will need to complete your clinical trials with respect to arhalofenate, MBX-8025 and MBX-2982 to provide context for the risk factor.

Our product candidates may have adverse effects, page 41

18. Please expand the discussion in this risk factor to disclose the extent to which you have observed undesirable side effects in your trials, including any safety or toxicity issues, and the impact, if any, on the prospects for obtaining market approval for your product candidates.

We license certain key intellectual property from third parties, page 56

19. Please expand this risk factor to provide a brief description of your obligations under the agreement with DiaTex and the circumstances that would constitute an event of default under the agreement.

Our future success depends on our ability to retain key executives, page 57

20. Please expand this risk factor to disclose the instances when you have lost the services of a key executive and the circumstances involved. For example, it appears that you lost a Chief Medical Officer in 2012.

Management's Discussion & Analysis, page 59

Results of Operations – General, page 63

21. In the last sentence of this section, you state that there can be no assurance that you will ever generate significant revenue. This appears to indicate that you do not consider the amount of revenue that you have generated in the past to be significant. The definition of a development stage entity, as set forth in ASC 915-215-20, is an entity devoting substantially all of its efforts to establishing a new business for which (i) planned principal operations have not commenced, or (ii) planned principal operations have commenced, but there has been no significant revenue therefrom. Accordingly, it appears that you would be considered a development stage entity since you have not generated any significant revenue. Please revise, as appropriate.

Liquidity and Capital Resources, page 66

22. In the first sentence of this section, you state that you have funded your operations to date through the sale of equity securities and collaborations with third parties. However, on

Harold Van Wart, Ph.D.
CymaBay Therapeutics, Inc.
September 6, 2013
Page 5

page 36, you state that you have financed your operations to date primarily through the sale of equity securities, licensing fees, and debt. Please make all necessary revisions to ensure accurate and consistent disclosure with respect to the sources of funding for your operations.

Security Ownership of Certain Beneficial Owners and Management, page 68

23. Please identify the individual or individuals who have voting and dispositive power with respect to the common and/or preferred stock held by the Alta BioPharma entities, Biotech Turnaround Fund (BTF) B.V., Johnson & Johnson Development Corporation, The Bay City Capital entities, the Venrock Associates entities, the Versant Venture Capital entities, the VantagePoint entities, The KBC Fund entities, Novo A/S, Booth & Co., Charter Legacy LLC, WarnerLambert Co., AllianceBernstein Venture Fund I, L.P., the Deerfield entities, The DGAM Funds, Lobstercrew & Co. and Pictet Funds – (LUX).

Summary Compensation Table, page 82

24. Please revise the introductory paragraph to mention Ms. Charpentier.

25. Please disclose the material terms of the option/stock awards granted to the named executive officers in 2012 and any option/stock awards granted in 2011. Refer to Item 402(o) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End Table, page 83

26. Please disclose by footnote the vesting dates for the option awards listed in this table. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Indemnification Agreements, page 88

27. Please file the form of indemnification agreement for your directors and officers as an exhibit or explain to us why it is not material. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity, page 89

Market Information, page 89

28. Please remove the references to Rule 701 in the Rule 144 section and revise the Rule 701 section as it is not accurate. Rule 701 of the Securities Act of 1933 is only available to the issuer of the securities. This rule does not cover resales of securities by any person and provides an exemption only for the transactions in which the securities are offered or sold by the issuer, not for the securities themselves.

Harold Van Wart, Ph.D.
CymaBay Therapeutics, Inc.
September 6, 2013
Page 6

Recent Sales of Unregistered Securities, page 90

29. The first transaction in this section does not appear to satisfy the requirements of Section 3(a)(9) of the Securities Act of 1933. Please revise or advise.

Note 9. Redeemable Convertible Preferred Stock, page F-16

30. Please revise to disclose the basis for determining the carrying (redemption) amounts of your redeemable convertible preferred stock. Refer to ASC 480-10-S99-3A-24a.

31. Please expand the tables on pages F-17 and F-18 to disclose the carrying (redemption) amounts of each series of your redeemable convertible preferred stock for each balance sheet date presented.

Exhibits

32. Please file the employment letter agreements with Drs. Van Wart, McWherter and Urbanski, the separation agreement for Dr. Urbanski and any employment agreement entered into with Mr. Shah as exhibits or explain to us why they are not material.

You may contact Lyn Shenk at (202) 551-3380 or Dave Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Matthew Hemington, Esq.